UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC.

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

67062E806

(CUSIP Number)

BANK OF AMERICA CORPORATE CENTER  CHARLOTTE,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 06, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
435

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
435

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
435

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
129

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
129

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.66%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
306

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
306

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.34%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the acquisition of variable rate munifund term preferred shares ("VMTP Shares") of Nuveen Investment Quality Municipal Fund, Inc. (the "Issuer" or the "Company"). This Statement is being filed by the Reporting Persons (as defined below) as a result of the acquisition of VMTP Shares by BAPFC (as defined below) and Blue Ridge (as defined below) as a result of the merger of American Municipal Income Portfolio, Inc. ("XAA") into the Issuer completed on October 6, 2014 (the "Merger") and the corresponding exchange of the Reporting Person's variable rate munifund term preferred shares of XAA for an equal number of VMTP Shares. The Issuer’s principal executive offices are located at 333 West Wacker Drive, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a)
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i. Bank of America Corporation ("BAC")
ii. Banc of America Preferred Funding Corporation ("BAPFC")
iii. Blue Ridge Investments, L.L.C. ("Blue Ridge")

This Statement relates to the VMTP Shares that were purchased for the account of BAPFC and Blue Ridge.

(b)
The address of the principal business office of BAC is:
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:
214 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:
100 North Tryon Street
Charlotte, North Carolina 28255

(c)
BAC and its subsidiaries provide diversified global financial services and products. BAPFC is an indirect wholly owned subsidiary of BAC and the principal business of BAPFC is to make investments and provide loans to clients. Blue Ridge is an indirect wholly owned, non-bank subsidiary of BAC and the principal business of Blue Ridge is investing in assets that traditionally cannot be funded by Bank of America, N.A. or any affiliated broker dealer, including low quality assets and assets that require non-trading book status.

(d)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)
Information concerning each executive officer, director and controlling person (the "Listed Persons") of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Merger, the Reporting Persons exchanged variable rate munifund term preferred shares of XAA for an equal number of VMTP Shares.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4.	Purpose of Transaction

BAPFC and Blue Ridge have acquired the VMTP Shares for investment purposes. BAPFC and Blue Ridge acquired the VMTP Shares directly from the Company in connection with the Merger and pursuant to the VMTP Purchase Agreement, dated October 6, 2014, between the Company, BAPFC and Blue Ridge (the "Purchase Agreement").

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

(a)	See Item 4. above

(b)	See Item 4. above

(c)	See Item 4. above

(d)	See Item 4. above

(e)	See Item 4. above

(f)	See Item 4. above

(g)	See Item 4. above

(h)	See Item 4. above

(i)	See Item 4. above

(j)	See Item 4. above

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VMTP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VMTP Shares owned by BAPFC and Blue Ridge, on October 6, 2014, BAPFC and Blue Ridge assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated October 6, 2014 among BAPFC, Blue Ridge, Lord Securities Corporation, as voting trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by BAPFC and Blue Ridge, as applicable. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. BAPFC and Blue Ridge have the right to cause the Company to register the VMTP Shares pursuant to a Registration Rights Agreement, dated October 6, 2014 between the Company, Blue Ridge and BAPFC.

Item 7.	Material to Be Filed as Exhibits

Exhibit Description of Exhibit 99.1 Joint Filing Agreement 99.2 Limited Power of Attorney 99.3 Voting Trust Agreement 99.4 Registration Rights Agreement 99.5 Purchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

October 08, 2014	By:	/s/ Sun Kyung Bae
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

October 08, 2014	By:	/s/ Edward Curland
Authorized Signatory

BLUE RIDGE INVESTMENTS, L.L.C.

October 08, 2014	By:	/s/ Edward Curland
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)